EXHIBIT J-1



                       ANALYSIS OF THE ECONOMIC IMPACT OF
                              A DIVESTITURE OF THE
            GAS OPERATIONS OF ROCHESTER GAS AND ELECTRIC CORPORATION









                                  May 15, 2001

                       ANALYSIS OF THE ECONOMIC IMPACT OF
                              A DIVESTITURE OF THE
            GAS OPERATIONS OF ROCHESTER GAS AND ELECTRIC CORPORATION

PA Consulting Group was engaged on behalf of counsel for Energy East Corporation ("Energy East") to conduct an analysis of the economic impact of divesting the natural gas business of Rochester Gas and Electric Corporation (RG&E), leaving RG&E predominantly with an electric utility business. This analysis was conducted in connection with Energy East's application to the Securities and Exchange Commission (SEC, or Commission) seeking approvals relating to the proposed combination of Energy East and RGS Energy Group, Inc. (RGS), the parent of RG&E. In this application, Energy East seeks among other things to retain the gas business and assets of RG&E.

PA Consulting is a management and economic consulting firm providing services to, among others, the energy and network industries. PA Consulting has extensive experience in energy utility strategy, organization and operations. For this engagement, PA Consulting applied its 1) extensive experience with energy utilities; 2) knowledge of utility operations, including experience with management and organization, staffing levels and operational benchmarking; and
3) understanding of the business and organization of RG&E, as provided in part by the management and staff of RG&E.

I.   EXECUTIVE  SUMMARY

The purpose of this study is to identify and quantify the potential economic impact resulting from the divestiture of the natural gas business and assets held by RG&E, a wholly-owned subsidiary of RGS, if so directed by the SEC. This economic impact is referred to as "economic losses" or "lost economies." The merger of RGS with Energy East will result in RG&E being considered part of a registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA). PUHCA generally requires that registered holding companies limit their utility businesses to a single integrated electric or gas utility, but not both. However, PUHCA allows registered holding companies to retain additional integrated utility operations (i.e., a natural gas utility business could be retained in addition to the incumbent electric utility business) if certain requirements are satisfied, as stated in PUHCA Section 11 (b) (1) Clauses A, B, and C.

This study addresses the requirements of Clause A, under which the SEC may permit a registered holding company to continue to control an additional integrated public-utility system provided that the Commission finds that: 1) the additional system cannot be operated as an independent system without the loss of substantial economies and 2) that the losses could be avoided by the retention of control of the additional system by the holding company. This study quantifies the results of divesting RG&E's natural gas business and assets into a stand-alone company (referred to as "NewGasCo") which would serve RG&E's natural gas customers at a level of service, quality and safety comparable to the level currently provided by RG&E.

PA Consulting analyzed the likely impacts of divesting RG&E's gas business and assets into NewGasCo by assessing the labor, infrastructure and other impacts on a bottom-up functional basis. The lost economies associated with a forced divestiture (measured in incremental operating and maintenance expenses, the carrying costs associated with incremental capital costs, as well as increases in the cost of capital) were then assessed from three perspectives: 1) the impact on NewGasCo's customers and shareholders; 2) the impact on RG&E's remaining electric customers; and 3) other customer impacts.

A.   IMPACT  ON  NEWGASCO  SHAREHOLDERS  AND  CUSTOMERS

1.   Impact  on  Shareholders

The effects on shareholders were calculated by assuming that there would be no regulatory relief to compensate for the increased costs resulting from the divestiture of RG&E's natural gas business. As a guide to determining whether the economic consequences of a forced divestiture upon NewGasCo, as well as the remaining electric business, are substantial under PUHCA Section 11 (b) (1) Clause A, the SEC has historically relied upon its ruling in Engineers Public Service Co., in which the Commission adopted four ratios to measure the economic losses associated with divestiture. These measures are the projected economic losses as a percentage of: 1) gas operating revenues; 2) gas operating revenue deductions; 3) gross gas income; and 4) net gas income. Further, based upon its prior decision in Engineers Public Service Co., the Commission has stated that the following ratios would afford an "impressive basis for finding a loss of substantial economies": 6.78% of gas operating revenues; 9.72% of gas operating revenue deductions; 25.44% of gross gas income; and 42.46% of net gas income.

This study concludes that the economic losses associated with divestiture of RG&E's natural gas business would be significant, quantified to be approximately $47.5 million on an incremental annual basis. As discussed in more detail below, this figure represents the sum of increased annual costs, increased capital costs and amortized transition costs. Under the scenario in which NewGasCo's shareholders are not allowed to recover the lost economies and associated income taxes through regulator-approved rate adjustments, the impact on shareholders is considerable. NewGasCo's economic losses, when presented in terms of the four ratios discussed above, greatly exceed the unofficial hurdles which the Commission acknowledged as being the basis for substantial economic loss. The projected impacts of the lost economies on RG&E's shareholders are shown in Table I-1.

                                   TABLE I - 1
                   ANNUAL SHAREHOLDER IMPACT OF LOST ECONOMIES
                   -------------------------------------------
                         LOST ECONOMIES AS A PERCENT OF:
                         -------------------------------

                 Total Gas Operating Revenues             14.74%
                 Total Gas Operating Revenue Deductions   15.86%
                 Gross Gas Income                        208.58%
                 Net Gas Income                          367.09%
                 --------------------------------------  -------

In Table I-1, Total Gas Operating Revenue is the sum of all natural gas revenues for the 12 months ending December 31, 2000 for RG&E's natural gas segment. Total Gas Operating Revenue Deductions include all purchased gas, operations and maintenance expenses, administrative and general expenses, depreciation, interest, taxes other than income taxes and other income deductions. Gross Gas Income is the difference between Total Gas Operating Revenue and Total Gas Operating Revenue Deductions. Net Gas Income is Gross Gas Income minus income taxes.

2.   Impact  on  Customers

Alternatively, assuming that NewGasCo is allowed by state regulators to increase its rate revenue to recover increased costs resulting from divestiture, NewGasCo's natural gas customers will see an overall rate increase of about 15.4%, as shown in Table I-2. This significant increase in rates would bring no attendant increase in the level or quality of service. The projected impact on customers includes lost economies of $47.5 million, plus an additional $2.0 million in associated income taxes, yielding total economic losses of $49.5 million.

                                   TABLE I - 2
                ANNUAL IMPACT OF LOST ECONOMIES ON GAS CUSTOMERS
                ------------------------------------------------
                                 REVENUE ($000S)
                                 ---------------
                        Pre-Spinoff       $322,412
                        Post-Spinoff      $371,960
                        Increase          $ 49,548
                        Percent Increase      15.4%
                        ----------------  ---------

B.   IMPACT  ON  RG&E'S  REMAINING  ELECTRIC  CUSTOMERS

In addition to the foregoing impacts relating to the natural gas business, divesting RG&E's natural gas business would result in a rate increase of about 5.2% to RG&E's remaining electric customers. The analysis underlying this conclusion assumed that state regulators would allow the pass-through to the Company's electric customers of electric business unit lost economies, as well as associated income taxes. Under this case, RG&E's electric customers would realize economic losses of about $28.3 million, as shown in Table I-3. This impact is primarily due to: 1) the expense associated with additional electric business unit employees being required to support functions that previously were provided jointly for RG&E's utility business units; 2) increases in the allocation of certain fixed costs which were previously allocated among both of RG&E's utility business units; and 3) the capital cost associated with the transfer of assets, as well as the acquisition of new assets, into the electric rate base.

                                   TABLE I - 3
          ANNUAL IMPACT OF LOST ECONOMIES ON RETAIL ELECTRIC CUSTOMERS
          ------------------------------------------------------------
                                 REVENUE ($000S)
                                 ---------------
                           Pre-Spinoff       $548,631
                           Post-Spinoff      $576,979
                           Increase          $ 28,348
                           Percent Increase       5.2%
                           ----------------  ---------

C.   OTHER  CUSTOMER  IMPACTS

Finally, significant portions of RG&E's current customers receive electric and gas utility services on a combined basis, for which they pay a single bill. These customers would incur increased personal costs such as postage on separate envelopes and any costs associated with writing additional checks to remit payment to two utilities rather than one. In addition, a non-quantifiable impact involves the confusion to many customers resulting from doing business with two utilities instead of one. Increased postage expense to customers is shown in Table I-4.

                                   TABLE I - 4
                      OTHER ANNUAL CUSTOMER IMPACTS ($000S)
                      -------------------------------------
                              Postage          $998
                              -------          ----

D.   CONCLUSION

PA Consulting's analysis indicates that, in all likelihood, the forced divestiture of RG&E's natural gas business and assets would result in the realization of significant operational inefficiencies affecting NewGasCo's shareholders and/or customers and RG&E's remaining electric customers. NewGasCo would realize incremental costs associated with labor and other resources, because it would no longer be able to share these resources with RG&E's electric segment. Overall, PA Consulting identified economic losses to NewGasCo of approximately $49.5 million. When applied to RG&E's operating revenue, operating revenue deductions, and gross and net income statistics, the economic losses quantified by PA Consulting greatly exceed the unofficial thresholds applied by the Commission for finding a loss of substantial economies. Additionally, RG&E's remaining electric business will realize increased costs of about $28.3 million, for combined economic losses of about $77.8 million.

Based on the foregoing analysis, spinning-off RG&E's natural gas business and assets would be to the detriment of shareholders and/or gas and electric customers.

II.  STUDY  APPROACH  AND  ASSUMPTIONS

A.   STUDY  APPROACH

The objective of this study was to estimate the economic losses, or lost economies, that would result from the divestiture of RG&E's natural gas business from its remaining predominately electric utility business. Economic losses are increased costs that would be incurred by shareholders and/or customers because, as a stand-alone company, NewGasCo would be unable to share in the economies of scope and/or scale that are available as part of combined utility operations. Divestiture of RG&E's natural gas business will result in increased costs in certain areas of operations to NewGasCo and will also result in increased costs to RG&E's electric business, as numerous efficiencies associated with combined utility operations would be lost.

PA Consulting's quantification of the lost economies associated with the divestiture of RG&E's natural gas business and assets was based on a detailed "build-up" of the NewGasCo's cost structure. PA Consulting analyzed NewGasCo's business needs on a function-by-function basis, identifying labor, infrastructure, and other requirements. The analysis also identified and quantified the impact of divestiture on RG&E's remaining electric business.

PA Consulting relied on its knowledge and expertise regarding utility processes, organization and staffing and familiarity with various operational benchmarks. PA Consulting also relied upon knowledge and data provided by RG&E through numerous interviews with functional managers and the review of accounting and other reports. The RG&E personnel providing input and analyses into this study included employees with experience in all major aspects of the utility's operations and corporate support.

Specifically, PA Consulting with RG&E management and staff applied a 10-step methodology.

1. A baseline was set, from which the economic losses resulting from divestiture of RG&E's natural gas business and assets would be measured. This baseline included:

     a. Numbers of employees for each of RG&E's functional areas, including the specification of employees working exclusively on electric and gas business. "Shared" employees, or employees that work on more than one aspect of RG&E's lines of business, were allocated to the electric or gas businesses on a full time equivalent (FTE) basis using the allocation factors and methods applied by RG&E for rate cases and other regulatory proceedings. RG&E's baseline staffing levels were based on the Company's end-of year 2000 actual data.

     b. Baseline labor costs were developed and were also assigned as expense or capital on a functional basis, determined using RG&E's Year 2000 allocations for capitalized labor. Also, fully loaded average labor costs (i.e., including the costs of benefits and pension) were developed for the various RG&E functions and sub-functions.

     c. Baseline non-labor costs were developed for the various non-labor cost categories (e.g., transportation; information systems; facilities; outside services; and other expenses items) used by RG&E and tracked at a departmental level.

     d. Baseline capital and the level of plant-in-service was based on RG&E's accounting records following the uniform system of accounts as prescribed by FERC and RG&E's cost of service methodology.

2. "Stand-alone" staffing requirements were determined for NewGasCo as well as the staffing requirements for RG&E's remaining electric company. Stand-alone staffing levels were determined through the application of PA Consulting's experience with utility operations, organization and staffing levels, together with input from RG&E's functional area managers, spanning corporate and administrative functions, as well as the work force involved in field operations.

3. Incremental labor costs were determined by comparing the costs of the stand-alone NewGasCo with the baseline labor costs for RG&E's gas business. Board of directors costs were developed separately and predominately were composed of labor costs. NewGasCo's incremental labor costs were also assigned to expense and capital categories.

4. NewGasCo's non-labor costs were determined by identifying the resources needed by a stand-alone local distribution company (LDC). This identification was completed based on PA Consulting's experience with utility infrastructure and operations. The areas of NewGasCo's non-labor requirements included: buildings and facilities, vehicles and equipment, information systems, telecommunications systems, and outside services. PA Consulting then estimated the costs (distinguishing between capital and expenses) on a bottom-up basis for each of these areas.

5. Non-labor expenses were netted against the Year 2000 charges to RG&E's gas business for each of the non-labor cost areas, to ensure that these expenses were incremental. The Year 2000 non-labor expenses assigned to RG&E's gas business which would remain fixed following a divestiture (e.g., fixed IT costs) were then re-allocated to the Company's remaining electric business.

6. Non-labor capital requirements were netted against RG&E's net gas plant in service for the relevant account, to ensure that capital requirements were incremental. Capital requirements affected accounts such as structure and improvements; tools, shop and garage equipment; information systems; and communications equipment. The net gas plant in service was then allocated to the Company's remaining electric business.

7. Depreciation was calculated for NewGasCo's additional capital by category of capital addition, based on the depreciation rates used by RG&E for ratemaking purposes. Depreciation for these capital additions was netted against the depreciation charges to RG&E's gas business for each of the capital additions, to ensure that these depreciation expenses were incremental.

8. Other costs were identified and quantified, such as the costs for additional postage.

9. Increases in capital costs for NewGasCo were estimated by assessing and quantifying the cost of equity and debt for a stand-alone LDC with NewGasCo's characteristics. Increased capital costs resulting from required capital additions were also included. NewGasCo's capital costs were netted against the capital costs attributable to RG&E's gas business, to ensure that these costs were incremental.

10. Total lost economies were calculated by summing the various costs cited above and applied to the ratios considered by the SEC.

B.   GENERAL  STUDY  ASSUMPTIONS

This study has applied several key assumptions in determining the lost economies resulting from RG&E divesting itself of its natural gas business.

1. This analysis considered the natural gas business and operations of RG&E alone. RG&E's gas business and operations are engaged in the purchase, transportation, distribution, and sale of natural gas in upstate New York in parts of nine counties. At year-end 2000, RG&E had approximately 287,500 natural gas customers, composed of approximately 265,400 residential customers, 20,400 commercial and industrial customers, and 1,700 other category customers. Many of RG&E's natural gas customers (approximately 60%) also receive electric service from RG&E.

     a. RG&E's natural gas business Year 2000 total gas operating revenues were $322,412,223.

     b. RG&E's natural gas business Year 2000 total gas operating revenue deductions were $299,631,863.

     c. RG&E's natural gas business Year 2000 gross gas operating income was $22,780,360.


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
     d. RG&E's natural gas business Year 2000 net gas operating revenue was $12,943,480.

2. This study assumed that, if required by the SEC, RG&E as an operating unit of Energy East would spin-off its natural gas business into a stand-alone gas company, independent of RG&E. The new company is referred to as "NewGasCo." NewGasCo would provide service to the residential, commercial and industrial natural gas customers formerly served by RG&E. NewGasCo would need to meet state and federal regulatory requirements, plan to survive in an increasingly competitive energy market, and continue to provide services to its customers in a safe and reliable manner.

3. NewGasCo would need to have human and capital resources reflecting the requirements associated with a stand-alone LDC of its size. Human resources would include a board of directors, executives, management and staff covering the full range of functional areas needed to plan, manage and operate an LDC with NewGasCo's geographic and operating characteristics. In addition to human resources, operation of NewGasCo would require a building and facilities, various operational and administrative computer systems, vehicles, and materials and supplies.

4. Development of NewGasCo would require the transfer of certain RG&E resources to NewGasCo. These would include human and capital resources that were previously dedicated exclusively to the gas business and operations at RG&E. In addition, resources currently shared by RG&E's electric and gas and businesses (which would remain with RG&E's electric business) would need to be acquired by NewGasCo.

5. The transfer of human and capital resources which were, as part of RG&E, dedicated to the natural gas line of business are treated as cost transfers and do not represent incremental costs. The acquisition of resources, which would be needed by NewGasCo as a stand-alone company, would represent incremental costs.

6. The economic losses developed in this study were based on the level of business efficiency in place at RG&E at end-of-year 2000, as reflected in RG&E Year 2000 data. Additional efficiencies and savings which may result from the merger of RG&E with Energy East may ultimately result in lower costs to RG&E. Inclusion of these cost savings (into the baseline for projecting economic losses) would result in greater economic losses associated with the divestiture of RG&E's natural gas business and assets than are reported in this study.

C.   SPECIFIC  STUDY  ASSUMPTIONS

1.   Labor  Assumptions:

     a. The current organizational structures, business practices and levels of efficiency were used as the basis for NewGasCo's organization and staffing levels.

     b. Employees were assumed to be transferred from RG&E to NewGasCo at the same level of compensation, pension and benefits.

     c. Incremental employees were assumed to be compensated at the same levels as those associated with similar functions at RG&E.

2. Board of Director Assumptions: NewGasCo would need a stand-alone Board of Directors similar in size and composition to the Board currently in place at RGS. Board-related costs would also be similar to Board-related costs at RGS, discounted for a smaller sized company with a narrower scope of operations.

3. Outside Services: Requirements for certain outside services (such as the annual financial audit performed by an independent external auditor, transfer agent services, certain legal services, safety training, and human resource and benefit consulting) would have to be provided on a stand-alone basis to NewGasCo. The cost of such services would reflect NewGasCo's scope and size.

4.   Building  and  Facilities  Assumptions:

     a. NewGasCo would need 18 building locations, composed of a single corporate location, 8 field locations, one repair garage, six payment offices, one central laboratory, and one storage and facilities management building.

     b. The size of each facility was based on the space requirements for NewGasCo employees, as well as the associated equipment, garage, warehouse and parking and paving requirements.

     c. Buildings would be leased at a cost based on lease rates per square foot in the appropriate geographic markets.

     d. Costs associated with building-out NewGasCo's facilities to meet business needs were based on construction, fixtures and furniture costs per square foot or a per-person basis appropriate for specific use.

     e. Garage and laboratory facilities and equipment would need to be acquired by NewGasCo, and were estimated based on their respective costs per square foot.

5.   Vehicle  Assumptions:

     a. RG&E's specialized gas vehicles or vehicles assigned to the gas business would be transferred to NewGasCo.

     b. NewGasCo would need to acquire certain general-use vehicles, such as pick-up trucks to be used by field operations personnel (such as customer service personnel), as well as sedans and vans to be used by corporate personnel. The type and number of additional vehicles required were related to the functional areas and staffing levels.

     c. Operations and maintenance costs for vehicles were based on allocated Year 2000 O&M mileage rates for RG&E on a departmental basis.

6.   Information  Systems  and  Telecommunications  Assumptions:

     a. NewGasCo would need to procure Information System (IS) capabilities equivalent to its current capabilities as part of RG&E. NewGasCo's information systems would need to support the requirements associated with finance and accounting, human resources, payroll, work management, inventory and purchasing functions, field services, meter reading and customer services.

     b.   NewGasCo  would  purchase  and install an Enterprise Resource Planning
          (ERP) system (specifically, SAP) which would address general ledger, payroll, materials management, human resources, and other accounting and finance issues.

     c.   NewGasCo  would  purchase  and  install  a Customer Information System
          (CIS) which would store and allow access to customer records, be integrated with customer billing and be used extensively by NewGasCo's Telephone Center personnel.

     d. NewGasCo would need to purchase and install an Integrated Voice Response (IVR) system to support customer call-ins, primarily related CIS applications.

     e. NewGasCo would build and develop mapping software and other energy delivery related software.

     f. NewGasCo would purchase and install a Work Request System (WRS) to manage planning and dispatch associated with construction and operations. The WRS would interface with NewGasCo's CIS.

     g. NewGasCo would acquire hand-held meter reading devices, hardware and software to interface with CIS.

     h. NewGasCo would acquire an Outage Detection and Management system (specifically, CRS).

     i. NewGasCo would need to acquire and install mainframe hardware and UNIX servers and system software on which to run all major applications and systems.

     j. NewGasCo would acquire additional personal computers and printers for the needs of its incremental staff.

     k.   NewGasCo  would  acquire  radio  dispatch  system  and  capabilities.

     l. NewGasCo would need a telecommunications backbone comprised of various data and supervisory circuits.

     m. NewGasCo would need access to dialtone, 800 services, internet access, cellular service, paging, and would need to acquire telephone equipment.

     n. NewGasCo would incur other telephone costs, such as yellow page publishing.

7.   Depreciation  Assumptions:

     a. NewGasCo's capital assets and capitalized labor would be depreciated at the rates currently used in regulatory proceedings by RG&E.

     b. NewGasCo would no longer incur depreciation expense associated with those common assets (such as buildings and facilities) of which it was allocated a portion as part of RG&E but which would not be physically transferred to NewGasCo.

     c. The allocated portion of common assets which were assigned to RG&E's gas line of business but which were not physically transferred to NewGasCo would be re-assigned to be included in the asset base of RG&E's remaining electric business unit.

8.   Other  Cost  Assumptions:

     a.   NewGasCo  would  incur  increased  costs  of  postage.

     b. Based on a review of LDC benchmarks for uncollectibles, NewGasCo would have a level of uncollectible expense similar to the current level at RG&E.

9.   Capital  Expenditure  and  Cost  Assumptions:

     a. RG&E assets which are dedicated to its natural gas line of business would be transferred to NewGasCo and not represent an incremental cost. NewGasCo would need to acquire several incremental assets consisting of: 1) building, structures and facilities; 2) furniture and equipment; 3) information systems; 4) vehicle purchases; and 5) capitalized labor.

     b. The divestiture of NewGasCo was assumed to be a tax-free spin-off to the existing shareholders. This would involve the incorporation of NewGasCo, transfer of gas-related assets to NewGasCo, and distribution of shares to current shareholders.

     c. For regulatory purposes, NewGasCo's cost of equity would be similar to the cost it earns under the regulatory framework currently applied to RG&E's current gas business.

     d. The cost of debt for NewGasCo is based on the current yield for 25-year debentures for an investment grade corporation, assuming an investment rating of "BBB+."

     e. The percentage of debt financing would be different for NewGasCo than it would under RG&E.

     f. The spin-off of NewGasCo is based on an asset transfer at the net book value of the existing gas assets attributable to RG&E's natural gas business plus additional capital expenditures.

10.  Transition  Cost  Assumptions:

     a. This study assumed that the transition from RG&E to NewGasCo would require financial transaction costs and professional fees, such as legal fees, and included such costs in the category of transition costs. This study did not, however, include moving, retraining and/or other implementation costs in transition costs. Inclusion of these latter costs would increase the transition costs presented in this study.

     b. Divestiture would be structured to avoid material federal or state income tax events. The future tax obligations of NewGasCo and the remaining electric business would be based on the stand-alone future tax obligations of the independent entities and would not be materially affected by the spin-off itself.

     c. Investment banking fees related to debt issuance were estimated to be approximately 0.88% percent of the total debt amount. Investment banking fees related to stock issuance was estimated to be 1.5% percent of the total equity issuance amount.

     d. The cost of transition from RG&E's natural gas line of business to NewGasCo, including the costs of transaction costs associated with the issuance of debt and equity, were amortized over 25 years.

III. IMPACT  ON  NEWGASCO

A.   NEWGASCO  ORGANIZATION  ASSUMPTIONS

The organizational structure of NewGasCo reflects the needs of providing service to its customers, in meeting mandatory legal and regulatory requirements and in conducting business following industry and generally accepted business practices.

At year-end 2000, RG&E had about 1,973 employees. Of these, approximately 770 employees were involved predominately in electric-related operations (including about 540 who report into RG&E's power generation or nuclear engineering and assessment functions) and about 220 employees were involved predominately with gas operations. The remaining 985 employees (about 50%) of RG&E's work force were involved in functions that serve both the electric and gas lines of business. RG&E allocates these employees between the two lines of business based on allocation factors which approximate the degree of time spent serving each line of business.

Following divestiture, NewGasCo would no longer be able to realize the efficiencies gained through combined utility operations. Considerable organizational adjustment would be required for NewGasCo, as it would need to ensure that many of the services previously provided jointly with the electric business would be provided on a stand-alone basis. These include adjustments to the field organizations as well as to corporate functions.

RG&E's current structure provided the basic template for the NewGasCo organization. In addition, management personnel representing each of RG&E's functional areas were consulted for input concerning the requirements for a stand-alone NewGasCo. Also, PA Consulting's experience with utility benchmarks and industry practices were taken into account.

This study adopted the following organizational structure for NewGasCo, which closely follows RG&E's current structure. NewGasCo would be headed by a president who would also be NewGasCo's chief executive officer and chairman of the NewGasCo Board of Directors. The CEO would report directly to the Board of Directors and would have ten direct reports representing the functions of: energy (gas) delivery; energy (gas) supply; legal and regulatory; controller; treasurer; customer relations; corporate communications; human resources; information services; and support services.

1. RG&E includes its EXECUTIVE management in an executive department. The current RG&E executive function includes the chairman and the following executive management functions: electric generation; nuclear; controller; general counsel; chief financial officer; human resources. Also in this department is RG&E's corporate secretary as well as administrative support. In Year 2000 RG&E employed 12 people in this function. NewGasCo would require 10 employees and RG&E's remaining electric business would need 12 people to meet these requirements.

2. The ENERGY DELIVERY function would be responsible for operating NewGasCo's gas assets and connecting the customers to the gas network. The current RG&E Energy Delivery has approximately 650 employees involved in gas and electric operations. Of these, about 440 employees are involved in field operations, of which approximately 220 are involved exclusively in gas operations. Energy Delivery would be NewGasCo's most labor-intensive department totaling 312 people, with the above referenced 220 employees (approximately) in field operations. Following are elements of that functions which are applicable to the gas business and which would therefore be included in the NewGasCo organization.

     a. Energy Systems Development is responsible for general gas system engineering, the mapping of gas systems, scheduling, design of major capital projects, and oversight and management of contractors used on an outsource basis for NewGasCo construction projects. RG&E had 84 people in this function in Year 2000. NewGasCo would require 33 to perform this function, while RG&E's remaining electric business would need 64 people for this function.

     b. Gas Field Operations is responsible for construction inspections, pressure control and maintenance for all of NewGasCo's eight regional field operations. RG&E had 125 people in this function in Year 2000. NewGasCo would require 122 people to perform this function, while RG&E's remaining electric business would need 17 people for this function.

     c. Energy Systems Support is responsible for the development of gas standards, maintenance engineering, operational and financial planning, and aspects of technical training. RG&E had 61 people in this function in Year 2000. NewGasCo would require 28 people to perform this function, while RG&E's remaining electric business would need 46 people for this function.

     d. System Operations is responsible for the coordination of NewGasCo's gas system, including system dispatch and System Control and Data Acquisition (SCADA). RG&E had approximately 64 people in this function in Year 2000. NewGasCo would require approximately 34 people to perform this function, while RG&E's remaining electric business would need about 48 people for this function.

     e. Energy Services is responsible for connections to customers, including service initiation and disconnects, commercial and industrial connections, and underground construction for new developments. RG&E had 95 people in this function in Year 2000. NewGasCo would require 95 people to perform this function, while RG&E's remaining electric business would need 10 people for this function.

3. GAS SUPPLY would be responsible for the procurement of gas supply, contract management of gas transmission and the selection of financial instruments to hedge gas prices. RG&E currently includes this function as part of its overall Energy Supply function responsible for both electric and gas supply. RG&E currently has about 23 employees in this function. The employees in RG&E's Energy Supply function that are involved exclusively with gas supply (approximately 11) would be transferred to NewGasCo. An additional 3 people would be required to fulfill administrative responsibilities associated with this function. The electric business would need 13 people to fulfill its requirements in Energy Supply

4.   LEGAL  AND  REGULATORY  would  be  responsible  for  three  areas.

     a. Government relations and legal services is involved in claims and other legal issues, as well as federal and state government relations and community relations. In Year 2000 RG&E employed approximately 15 people in this function. NewGasCo would require 15 employees and RG&E's remaining electric business would also need 15 people to meet these requirements.

     b. Regulatory affairs would be responsible for interfacing with governmental and regulatory agencies and would be responsible for coordinating rate filings with regulatory commissions. In Year 2000 RG&E employed approximately 12 people in this function. NewGasCo would require 12 employees and RG&E's remaining electric business would also need 12 people to meet these requirements.

     c. Internal audit is responsible for conducting process reviews of the various RG&E functions and departments. In Year 2000 RG&E employed 11 people in this function. NewGasCo would require 7 employees and RG&E's remaining electric business would need 9 people to fulfill internal audit requirements.

5. The CONTROLLER function would be responsible for the oversight of NewGasCo's accounting functions and assurance that transactions are in accordance with generally accepted accounting principles. Included in this function are budgeting, payroll, accounts payable, fixed assets and tax. RG&E had approximately 50 people in this function in Year 2000. NewGasCo would require approximately 39 people to perform the various accounting activities. RG&E's remaining electric business would need 42 people for this function.

6. The TREASURER function involves the management of investments, cash and disbursements, as well as financial planning, risk management, insurance and shareholder relations. RG&E had approximately 20 people in this function in Year 2000. NewGasCo would require 20 people to perform the various financial forecasting and insurance activities. RG&E's remaining electric business would also need 20 people for this function.

7. The CUSTOMER RELATIONS function would be responsible for payment offices and telephone centers, management of most meter reading functions and contractors, large account management and wholesale account management.

     a. Revenue recovery is responsible for payment center operations, management of outsourced meter reading, management of RG&E low-income customer programs, and coordinating with collection agencies. In Year 2000 RG&E employed 76 people in this function. NewGasCo would require 59 employees and RG&E's remaining electric business would need 75 people to meet these requirements.

     b. The Customer Contact Resolution Center is a telephone center operation responsible for all RG&E customer incoming telephone contact. In Year 2000 RG&E employed approximately 80 people in this function. NewGasCo would require about 47 employees and RG&E's remaining electric business would need approximately 63 people to meet these requirements.

     c. Business customer services is responsible for account management for RG&E commercial and industrial (C&I) customers, specialized billing for large customers, and the Company's economic development programs. In Year 2000 RG&E employed 39 people in this function. NewGasCo would require 20 employees and RG&E's remaining electric business would need 36 people to meet these requirements.

     d. Wholesale operations is responsible for managing RG&E's electric and gas retail access programs, including managing relationships with competitive suppliers. In Year 2000 RG&E employed 18 people in this function. NewGasCo would require 13 employees and RG&E's remaining electric business would need 14 people to meet these requirements.

     e. Planning and administration (for the Customer Relations function) is responsible for administrative support, aspects of customer market research, as well as the development of process improvement for the various customer relations business processes. In Year 2000 RG&E employed 14 people in this function. NewGasCo would require 14 employees and RG&E's remaining electric business would also need 14 people to meet these requirements.

8. CORPORATE COMMUNICATIONS is responsible for RG&E advertising, general public relations, and development and maintenance of RG&E's web site. In Year 2000 RG&E employed 10 people in this function. NewGasCo would require 10 employees and RG&E's remaining electric business would also need 10 people to meet these requirements.

9. HUMAN RESOURCES includes labor relations, organizational development, training, the development of compensation and benefits plans, ensurance of compliance with employee-related regulations and maintenance of employee-related information systems. In Year 2000 RG&E employed 35 people in the human resources function. NewGasCo would require 19 employees and RG&E's remaining electric business would need 35 people to meet human resources functional requirements.

10. INFORMATION SERVICES (IS) is responsible for the development and maintenance of the full range of information systems and telecommunications networks, including application development, software, infrastructure standards, security, user training and help support, and the telecommunication network. In Year 2000 RG&E employed 129 people in its IS function. NewGasCo would require 115 employees and RG&E's remaining electric business would need 125 people to meet its IS requirements.

11. SUPPORT SERVICES includes strategic supply sourcing, environmental inspections, vehicle acquisition and maintenance, financial claims, security and safety functions, and facility management and services. In Year 2000 RG&E employed 238 people in this function. NewGasCo would require 166 employees and RG&E's remaining electric business would need 218 people to meet these requirements.

B.     ANNUAL  COST  INCREASES

The incremental annual costs that would be incurred by NewGasCo as a result of the forced spin-off of RG&E's natural gas business into NewGasCo is shown in Table III-1.

                                  TABLE III - 1
                   ANNUAL COST INCREASES TO NEWGASCO ($ 000S)
                   ------------------------------------------
               Labor Costs                               $23,776
               Board of Directors                        $   227
               Outside Services                          $ 4,545
               Building and Facilities                   $ 3,664
               Vehicles & Equipment                      $   335
               Information Systems & Telecommunications  $ 3,840
               Depreciation                              $ 5,558
               Postage                                   $   465
               ----------------------------------------  -------
               TOTAL ANNUAL COST INCREASE                $42,410
               ----------------------------------------  -------

1. Labor costs represent the largest single cost increase resulting from the spin-off of NewGasCo. Based on the assumptions and analyses relating to NewGasCo's organization and staffing requirements, NewGasCo would require 890 employees, or the addition of 342 full time equivalent employees above those currently allocated to RG&E's gas line of business. These incremental employees would cost approximately $23.8 million, including the costs of benefits and pensions. The breakdown of incremental employees and associated labor costs (including benefits and pensions) is shown in Table III-2.

                                  TABLE III - 2
                 SUMMARY OF INCREMENTAL LABOR COSTS TO NEWGASCO
                                    ($ 000S)
                                    --------
                                        INCREMENTAL  INCREMENTAL
              DEPARTMENT                EMPLOYEES    LABOR COSTS*
              ------------------------  -----------  -------------
              Executives                          5  $         837
              Energy Delivery                    53  $       3,218
              Gas Supply                          3  $         278
              Legal & Regulatory                 18  $       1,443
              Controller                         20  $       1,392
              Treasurer                          14  $       1,018
              Customer Relations                 51  $       3,363
              Corporate Communications            6  $         471
              Human Resources                     5  $         395
              Information Services               76  $       5,641
              Support Services                   91  $       5,719
              ------------------------  -----------  -------------
              TOTALS                            342  $      23,776
              ------------------------  -----------  -------------

              *Includes  costs  for  benefits/pensions, FICA, etc.
              ----------------------------------------------------

     a. Incremental increases in employees result from efficiencies associated with many job activities that were jointly provided to RG&E's natural gas and electric lines of business. Functional areas with significant gains of incremental employees would be: centrally provided corporate services such as information services and support services; gas distribution and operations which is responsible for planning and field operations; and customer relations which is involved in call and payment centers.

     b. NewGasCo's staffing performance was benchmarked against other stand-alone natural gas companies on the basis of customers per employee (a generally accepted measure of efficiency), as shown in Table III-3. NewGasCo would perform within the range of the panel of gas distribution companies, and slightly below the panel average for customers per employees.

                                  TABLE III - 3
              COMPARISON OF GAS DISTRIBUTION CUSTOMERS PER EMPLOYEE
              -----------------------------------------------------
                                     DISTRIBUTION             CUSTOMERS PER
      COMPANY                         CUSTOMERS    EMPLOYEES    EMPLOYEE
      -----------------------------  ------------  ---------  -------------
      Berkshire Gas                        32,747        153            214
      Boston Gas                          725,000      1,532            473
      Cascade Natural Gas                 160,039        481            333
      Columbia Gas of Pennsylvania        343,946        838            410
      Commonwealth Gas                    238,892        604            396
      Connecticut Energy                  152,511        466            327
      Corning Natural Gas                  14,300         75            191
      Delta Natural Gas                    36,419        168            217
      MCN Energy                        1,158,244      3,128            370
      National Fuel Gas                   730,520      3,944            185
      New Jersey Resources                385,280        800            482
      Piedmont Natural Gas                506,632      1,983            255
      Providence Gas Company              164,300        530            310
      South Jersey Industries             283,944        640            444
      Southern Connecticut Gas            157,780        465            339
      Southern Union Gas                  979,186      1,600            612
      Washington Gas Light                819,719      2,484            330
      Yankee Energy                       180,476        673            268
      -----------------------------  ------------  ---------  -------------
      AVERAGE                                                           342
      -----------------------------  ------------  ---------  -------------
      RG&E (estimated)                    287,490        548            525
      NewGasCo                            287,490        890            323
      -----------------------------  ------------  ---------  -------------

Source: Brown's 2000 Directory of North American and International Gas Companies
--------------------------------------------------------------------------------

2. NewGasCo's incremental Board of Directors cost (of approximately $227,000 per year) reflects the requirement to maintain an independent oversight body.

3. NewGasCo's incremental costs associated with outside services would be approximately $4.5 million, the majority of which would be associated with the costs of independent legal counsel, insurance, corporate advertising and marketing, and filing requirements of a regulated utility and mandatory independent financial audits.

4. NewGasCo would require approximately 427,000 square feet in work space, composed of space needs for a headquarters offices, telephone call and payment centers, field offices, warehouse space and garage space. In addition, NewGasCo would need parking areas and roadways. The total capital and annual operations and maintenance costs associated with NewGasCo's facilities is shown in Table III-4. The O&M costs associated with NewGasCo's facilities would exceed the portion of RG&E's building and facilities costs currently assigned to its gas line of business, resulting in incremental costs of approximately $3.7 million. In addition, the capital costs associated with building-out NewGasCo's facilities and acquisition of furniture and equipment would be amortized and reflected in depreciation costs.

                                  TABLE III - 4
           FACILITIES CAPITAL AND OPERATING COSTS FOR NEWGASCO ($000S)
           -----------------------------------------------------------
                                                   ESTIMATED   CAPITAL    O&M
                                                   SQ FOOTAGE   COSTS    COSTS
                                                   ----------  --------  ------
  Corporate Headquarters                              246,569  $  6,959  $3,648

  Field Offices
  Field Office 1 - West Ave (w/ Gas Meter Shop)        40,804  $    495  $  604
  Field Office 2 - Jeff Road (w/ Central Storage)      40,500  $    791  $  599
  Field Office 3 - E Monroe                            15,130  $    360  $  224
  Field Office 4 - W Monroe                             7,565  $    180  $  112
  Field Office 5 - Genessee                             3,783  $     90  $   56
  Field Office 6 - Canandaguia                          7,565  $    180  $  112
  Field Office 7 - Lakeshore                            3,783  $     90  $   56
  Field Office 8 - Pavillion                            7,565  $    180  $  112

  Repair Garage                                        15,000  $  1,220  $  222

  Payment Offices (6)                                  18,000  $    441  $  266

  Laboratories                                         10,250  $    781  $  152

  Facilities Management Locations                      10,250  $    584  $  152


  -----------------------------------------------  ----------  --------  ------
                       TOTALS                         426,765  $ 12,353  $6,314
  -----------------------------------------------  ----------  --------  ------

5. The incremental costs associated with vehicles reflect the operations and maintenance costs associated with the transportation requirements for NewGasCo's stand-alone operations. As is shown in Table III-5, the majority of vehicle additions would be assigned to NewGasCo's support services department which, as is the case in the current RG&E organization, is responsible for vehicle acquisition and maintenance and acts as the pool resource for the vehicle usage. Additional vehicles would also be needed to support the incremental staffing aspects of the energy delivery function (which encompasses field operations and also in customer relations). The O&M costs associated with NewGasCo's vehicles would exceed the portion of RG&E's relevant vehicle costs currently assigned to its gas line of business, resulting in incremental costs of approximately $335,000. In addition, the capital costs associated with acquiring and repairing vehicles would be amortized and reflected in depreciation costs.

                                  TABLE III - 5
                INCREMENTAL VEHICLES COSTS FOR NEWGASCO ($ 000S)
                ------------------------------------------------
                              INCREMENTAL   INCREMENTAL    INCREMENTAL
        ORGANIZATION           VEHICLES    CAPITAL COSTS    O&M COSTS
        --------------------  -----------  --------------  ------------
        Energy Delivery                 8  $          283  $         42
        Customer Relations              7  $          142  $         22
        Information Services            5  $          116  $         15
        Support Services               83  $        2,631  $        256
        --------------------  -----------  --------------  ------------

        TOTALS                        103  $        3,171  $        335
        --------------------  -----------  --------------  ------------

6. Incremental costs associated with Information Systems and Telecommunications reflect the greater costs associated with operating and maintaining necessary information and telecommunications systems on a stand-alone basis. The total O&M cost (excluding new depreciation costs) associated with NewGasCo's information system and telecommunications requirements would be approximately $6.3 million. This amount would exceed RG&E's Year 2000 allocation of IS O&M costs to the gas line of business, resulting in an incremental cost to NewGasCo of approximately $3.8 million. Major information systems and telecommunications cost elements are discussed below. In addition, as NewGasCo would build and develop its own IS system and communications network (similar to the current approach used by RG&E), it would incur capital expenditures, which would be amortized and reflected in depreciation costs.

     a. The total O&M costs for NewGasCo's information systems would be approximately $1.8 million, composed of costs related to the Company's mainframe and distributed systems. Netting costs previously allocated to RG&E's natural gas business unit results in an incremental cost to NewGasCo of approximately $1.2 million.

     b. The total O&M costs for NewGasCo's IS operations requirements (notably reflecting the costs of operating and maintaining NewGasCo's data center and communication networks) would be approximately $3.0 million. Incremental IS operations costs would be approximately $1.8 million.

     c. The total O&M costs for NewGasCo's IS applications software requirements and other IS administrative needs would be approximately $1.5 million. Incremental IS applications costs would be approximately $0.9 million.

7. Increased depreciation costs reflect the depletion of incremental capital added by NewGasCo. NewGasCo would add approximately $36.4 million in incremental capital, composed of the costs of building facilities and acquiring equipment and furniture less the re-assignment of plant-in-service assigned to RG&E's gas line of business to RG&E's remaining electric business. The incremental depreciation, determined by applying RG&E's depreciation rates to each of asset class, would be approximately $5.5 million.

8. Postage cost increases would result from the duplication of bill mailings associated with RG&E's current combined gas and electric utility customers. NewGasCo's incremental cost of postage would be approximately $465,000 annually.

C.   CAPITAL  COST  INCREASES

The capital cost for the potential spin-off will increase as a result of NewGasCo's increased asset base, lower debt ratio and the anticipated increased cost of debt.

1. NewGasCo would need to add approximately $62.8 million in capital additions, composed of such items as buildings and facilities and data processing equipment, as shown in Table III-6. Also, NewGasCo would no longer own a large percentage of the facilities, equipment and furniture that it was assigned previously as part of RG&E. NewGasCo's incremental capital additions would be $36.4 million.

                                     III - 6
               INCREMENTAL CAPITAL ADDITIONS FOR NEWGASCO ($ 000S)
               ---------------------------------------------------
                CAPITAL ADDITIONS                          COSTS
                -------------------------------------     -------
                Structures and Improvements               $ 7,336
                Office Furniture                          $ 4,396
                Data Processing Equipment*                $40,270
                Transportation Equipment                  $ 3,171
                Garage and Repair Equipment               $   320
                Tools & Work Equipment                    $   151
                Laboratory Equipment                      $   151
                Communications Equipment                  $ 5,838
                Capitalized Labor                         $ 1,131
                -------------------------------------     -------
                TOTALS                                    $62,763
                -------------------------------------     -------
                RE-ASSIGN OF GAS ASSETS TO ELECTRICCO     $26,339
                -------------------------------------     -------
                NET CAPITAL ADDITIONS                     $36,424
                -------------------------------------     -------

                *includes  CIS  and  SAP  applications  and  systems
                ----------------------------------------------------

2. NewGasCo would have a lower percentage of debt financing than RG&E, reflecting LDC industry practices as reported by Ibbotson Associates (in Cost of Capital Quarterly). NewGasCo would finance itself using approximately 47% debt, instead of the approximately 52% debt used by RG&E.

3. The cost of debt for NewGasCo would be higher than the cost of debt associated with RG&E's natural gas business. NewGasCo would not be able to finance debt issuances at the same cost as RG&E. Borrowing cost would be approximately 0.91% higher than for RG&E.

4. NewGasCo's cost of equity would be the same as the cost of equity authorized by the New York Public Service Commission (NYPSC) for rate making purposes applied to RG&E's gas line of business. It is possible that the NYPSC would allow NewGasCo a higher authorized cost of equity, reflecting the possible need for a smaller enterprise to post higher returns to attract equity capital.

5. A comparison of the costs of equity, debt and the weighted average cost of capital (WACC) is shown for RG&E and NewGasCo in Table III-7.

                                  TABLE III - 7
                            CAPITAL COST COMPARISONS
                            ------------------------
                                                        INCREASE /
                                      RG&E   NEWGASCO    DECREASE
                                     ------  ---------  -----------
            CAPITAL COST COMPONENTS
            Cost of Equity           11.00%     11.00%        0.00%
            Cost of Debt              7.06%      7.97%        0.91%
            -----------------------  ------  ---------  -----------
            WACC PARAMETERS
            Debt Financing           51.81%     47.19%       -4.62%
            Tax Rate                 35.00%     35.00%        0.00%
            -----------------------  ------  ---------  -----------
            WACC                      7.68%      8.25%        0.58%
            -----------------------  ------  ---------  -----------

6. The impact of capital costs on NewGasCo is approximately $4.9 million per year as shown in Table III-8.

                                  TABLE III - 8
                      CAPITAL COST LOST ECONOMIES ($ 000S)
                      ------------------------------------
                                       EQUITY    DEBT   TOTAL COST
                                       -------  ------  -----------
              Higher Capital Costs     $ 1,661  $  219  $     1,880
              New Capital Expenditure  $ 2,116  $  890  $     3,006
              -----------------------  -------  ------  -----------
              TOTAL:                   $ 3,777  $1,109  $     4,886
              -----------------------  -------  ------  -----------

D.   TRANSITION  COST  INCREASES

The divestiture of RG&E's natural gas business into a stand-alone NewGasCo would be a complex legal and financial undertaking that would involve substantial costs associated with transition. These costs would include legal and financial advisory fees, investment banking fees, and the services of independent accountants, actuaries and other consultants. Transition costs were determined based on fee schedules for professional services, costs incurred in other divestitures and input from external bankers. The cost of transition from RG&E's natural gas line of business to NewGasCo were amortized over a 25-year period. The breakdown of NewGasCo's transition costs is shown in the Table III-9.

                                  TABLE III - 9
                     TRANSITION COSTS FOR NEWGASCO ($ 000S)
                     --------------------------------------
                 COSTS                TOTAL COST   ANNUALIZED
                 -------------------  -----------  -----------
                 Legal Fees           $     1,000  $        40
                 Debt Issuance        $     1,349  $        54
                 Stock Issuance       $     2,589  $       104
                 Benefits Consulting  $        40  $         2
                 Consulting Support   $       500  $        20
                 -------------------  -----------  -----------
                 TOTAL                $     5,478  $       219
                 -------------------  -----------  -----------

E.  TOTAL  LOST  ECONOMIES

The sum of increased annual costs, increased capital costs and amortized transition costs yields total lost economies of about $47.5 million per year. Recovery of the foregoing lost economies in a general rate proceeding would also require an increase to recover income taxes, resulting from additional income tax requirements associated with: 1) the equity-financed portion of additional assets and 2) the equity portion of assets transferred from RG&E to NewGasCo. Incremental income taxes would be approximately $2.0 million. The total quantified impact on the revenue requirements of NewGasCo would be approximately $49.5 million.

IV.  OTHER  CUSTOMER  IMPACTS

In addition to the foregoing lost economies relating to NewGasCo's shareholders and potentially its customers, customers of the NewGasCo will experience other impacts.

1. RG&E customers who receive combined electric and gas services would have to incur additional costs in the forms of writing multiple checks and in postage. In Year 2000, RG&E provided combined gas and electric utility service to approximately 245,000 customers. These customers would have to mail two payments to two separate utilities, at an annual cost of nearly $1 million.

2. Several non-quantifiable impacts would also result from the spin-off of RG&E's natural gas business. Notably, customers will have to provide access to meters and other facilities to two utilities instead of one.

V.   EFFECT  ON  REMAINING  ELECTRIC  CUSTOMERS

Divesting RG&E's natural gas businesses into NewGasCo will also have an effect on the Company's remaining electric business and customers. A significant number of RG&E's gas customers (approximately 60%) also receive electric service from the Company. Thus, in addition to the efficiencies associated with corporate and administrative functions, such as accounting and finance, many aspects of customer service and operations are also provided jointly to the electric and gas lines of business.

Divesting RG&E of its natural gas business would result in losing the efficiencies associated with sharing these employees. In order to meet the requirements associated with its electric business, RG&E would need to continue to employ many of the employees that were previously shared with the gas business. Costs which were previously allocated to the electric and gas lines of business before the spin-off of NewGasCo, would be assigned to the electric business alone subsequent to NewGasCo's spin-off. The increased cost to RG&E's remaining electric business is the result of:

1. Increased labor costs resulting from the elimination of shared job functions in operations, corporate services, telephone center and corporate functions,.

2. Increased costs associated with having a Board of Directors dedicated to the electric line of business.

3. Increased outside service costs resulting from the elimination of the allocation of costs associated with services such as the annual financial audit and legal services.

4. Increased building and facilities costs, as sharing of facilities with the gas business would be eliminated.

5. Increased vehicles and equipment cost resulting from additional vehicle purchases required for supporting the electric business.

6. Increased information systems and telecommunications costs, as sharing of IS with the gas business would be eliminated.

7. Increased depreciation costs reflecting the transfer of previously common assets to the electric business.

8. Increased postage costs since the electric business would be required to mail individual bills to its customers.

9. Increased costs of capital required to fund: 1) the shared assets (previously allocated to RG&E gas line of business) which were transferred from the gas business to the electric business following the divestiture of NewGasCo, and 2) incremental assets required to meet electric business needs.

The total increased cost to RG&E's remaining electric customers is shown in Table V-1.

                                   TABLE V - 1
                ANNUAL COST INCREASES TO ELECTRIC COMPANY ($000S)
                -------------------------------------------------
                Labor Costs                               $16,434
                Board of Directors                        $   210
                Outside Services                          $ 2,227
                Building and Facilities Costs             $ 2,650
                Vehicles & Equipment                      $   248
                Information Systems & Telecommunications  $ 1,592
                Depreciation                              $ 1,237
                Postage                                   $   504
                Capital Cost                              $ 2,354
                ----------------------------------------  -------
                TOTALS                                    $27,456
                ----------------------------------------  -------

RG&E's remaining electric business would also experience an increase in income taxes of $892,000. Including the income tax impact, the total lost economies for RG&E's remaining electric business would be $28.3 million.